EXHIBIT 99.4

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 9, 2016

Seabridge Gold Files Third Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada…Seabridge Gold reported today that it has filed its Report to Shareholders, Financial Statements and Management’s Discussion and Analysis for the three months ended September 30, 2016 on SEDAR (www.sedar.com).

Recent Highlights
•  Updated Preliminary Feasibility Study Completed for KSM Project
•  New Preliminary Economic Assessment Finds Significant Gains for KSM
•  Drilling at Iron Cap Lower Zone Extends Deposit Down Dip and Discovers New, Shallower Higher Grade Zone
•  Drilling Expands Prospective Deep Kerr Mine Plan
•  Permits Obtained for Deep Kerr Exploration Adit
•  Exploration Program Identifies a Large, Untested Target at Iskut Project

During the three month period ended September 30, 2016 Seabridge posted a net loss of $0.3 million ($0.01 per share) compared to a loss of $2.6 million ($0.05 per share) for the same period last year. During the 3rd quarter, Seabridge invested $10.5 million in mineral interests, primarily at KSM, compared to $7.2 million during the same period last year. At September 30, 2016, net working capital was $13.7 million compared to $17.8 million at December 31, 2015.

To view the Report to Shareholders, financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2016 on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work or the timing of completion of planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; uncertainties regarding potential acquisitions by the Corporation; fluctuations in the price of gold and copper; and other risks and uncertainties, including those described in the Corporation’s December 31, 2015 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O. For further information please contact: Rudi P. Fronk, Chairman and C.E.O. Tel: (416) 367-9292 • Fax: (416) 367-2711 Email: info@seabridgegold.net